SUNDANCE GEOLOGICAL LTD.

SUNDANCE GEOLOGICAL LTD.

TECHNICAL REPORT ON THE CENTRAL MINERAL BELT (CMB) PROPERTY, LABRADOR, CANADA

PREPARED FOR JET METAL CORP.

Author:
C. Stewart Wallis P. Geo

April 16 2015

JET METAL CORP. CMB PROPERTY
Technical Report April 16 2015

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TABLE OF CONTENTS

PAGE

1 SUMMARY 1-3
Executive Summary 1-3
Technical Summary 1-4
2 INTRODUCTION 2-1
3 RELIANCE ON OTHER EXPERTS 3-1
4 PROPERTY DESCRIPTION AND LOCATION 4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE 5-1
6 HISTORY 6-1
6.1 Regional 6-1
6.2 Two Time Zone 6-3
7 GEOLOGICAL SETTING AND MINERALIZATION 7-1
7.1 Regional Geology 7-1
7.2 Property Geology 7-5
7.3 Two Time Mineralzation 7-8
8 DEPOSIT TYPES 8-1
9 EXPLORATION 9-1
10 DRILLING 10-1
11 SAMPLE PREPARATION, ANALYSIS AND SECURITY 11-6
11.1 Silver Spruce 11-6
11.2 JET 11-9
12 DATA VERIFICATION 12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING 13-1
14 MINERAL RESOURCE ESTIMATES 14-1
14.1 General Statement 14-1
14.2 Methodolgy 14-2
15 ADJACENT PROPERTIES 15-1
16 OTHER RELEVANT DATA AND INFORMATION 16-1
16.1 Environmental And Title Considerations 16-1
17 INTERPRETATION AND CONCLUSIONS 17-1
18 RECOMMENDATIONS 18-1

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19 REFERENCES 19-1
20 SIGNATURE PAGE 20-1
21 CERTIFICATE OF QUALIFICATIONS 21-1

LIST OF TABLES

PAGE

Table 2-1 List of Abbreviations 2-2
Table 4-1 CMB Claims 4-1
Table 6-1 Significant Drill Hole Intersections 6-6
Table 10-1 Two Time Drill Holes 10-2
Table 10-2 Two Time Zone Intercepts 2011 2012 10-2
Table 12-1 Standards 12-3

LIST OF FIGURES

PAGE

Figure 4-1 Property Map 4-3
Figure 6-1 Historical Drilling Two Time Zone 6-7
Figure 7-1 Regional Geology 7-4
Figure 7-2 Property Geology Two Time Zone 7-7
Figure 10-1 Jet Two Time Drilling 10-4
Figure 10-2 Cross Section A-A' 10-4
Figure 10-3 Cross Section B-B' 10-5
Figure 10-4 Cross Section C-C' 10-6
Figure 12-1 Core Duplicates 12-2
Figure 12-2 Standard DL-1A 12-4
Figure 12-3 Standard BL-2A 12-4
Figure 12-4 Standard BL-4A 12-5
Figure 14-1 Vertical Section 10650N 14-4
Figure 14-2 3-D Isometric View of 2015 Resource 14-5
Figure 16-1 Land Title Map 16-2

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1 SUMMARY

EXECUTIVE SUMMARY

Sundance Geological Ltd. (Sundance) was been retained by Jet Metal Corp. (JET or the Company) to prepare an updated Technical Report on the CMB Project.  The purpose of this report is to review the current Resource Estimate and the additional drilling done on the main property since the previous reports in 2009 and 2011.  This report is prepared in accordance with National Instrument (NI) 43-101 – Standards of Disclosure for Mineral Projects.  Stewart Wallis, P.Geo., President of Sundance Geological Ltd., visited the project area numerous times since 2009 and most recently August 20-22, 2012, during the last drill program conducted on the CMB Project.

JET is the registered owner of the two Licences that form the current 8,975 ha. Property. JET’s former corporate names were Crosshair Energy Corporation and Crosshair Exploration & Mining Corp.

The Resource Estimate in this report was originally reported by David A. Ross, of Scott Wilson Roscoe Postle Associates Inc., in a Technical Report dated June 22, 2009.  Stewart Wallis P.Geo., has reviewed and accepted this Resource Estimate.  Mr. Wallis, former President and CEO of the Company, and current director, has been involved in the exploration of the property since it was acquired in 2008.

At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8, containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8, containing 3.73 million pounds U3O8.

The effective date of this mineral resource estimate is January 30, 2013.  The estimate is classified as an Indicated or Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101.  Mineral resources, which are not mineral reserves,

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have not demonstrated economic viability.  JET is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Since the last Technical Report in 2009, 2,808.2 m in 12 holes were completed on the property as described in Section 10, Drilling.  The mineralization was extended down plunge and to the south and remains open in those directions.  Using CAE Datamine Studio mining software, JET completed an internal verification audit on the current mineral resource estimate and Sundance determined that due to the grade and width of the recent intercepts, they would not materially affect the current resource statement.

Due to the current price of uranium and market conditions, no work is currently recommended on the property.  The renewal fees due in 2015 for the currently held ground are $17,950.  There is sufficient work completed on the mineralized zone to hold it until 2022.

TECHNICAL SUMMARY

The CMB Project comprises a total of 359 map-staked claims in 2 mineral licences covering a total area of 8,975 ha.  Licences 19838M and 18567M are part of a joint venture agreement made between JET and Silver Spruce Resources Inc. (Silver Spruce) in July 2008.  Silver Spruce declined to participate in the later programs and was diluted to less than a 10% interest and therefore under the agreement  JET now holds 100% of the property subject to a 2% Net Smelter Returns (NSR) Royalty held by Silver Spruce and a 2% NSR Royalty on 60% of production to Universal Uranium Ltd. (UUL).

The CMB Project is located within the Central Mineral Belt of Labrador, approximately 125 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay.  Access to the property is by helicopter and float plane out of Goose Bay.  Most necessary goods and

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 services can be obtained in Goose Bay, which has excellent commercial airline connections to St. John’s, Halifax and Montreal.

The first discovery of uranium in the Central Mineral Belt area was made in 1954 by Brinex and was followed by extensive exploration through the 1950’s to 1970’s over their mineral concessions in the area.  Renewed exploration efforts for uranium in the CMB began in 2005 with a strong increase in uranium prices.  Renewed exploration efforts for uranium in the CMB began in 2005 due to a strong increase in uranium prices.  During the time from 2005-2008, several deposits were re-evaluated and their resources expanded with extensive drilling (e.g. Michelin and C-Zone) while several new prospects were discovered.

The Two Time Zone was first claim-staked in September 2005 by 10565 Nfld Inc., a company exploring for uranium.  The claims were transferred to Silver Spruce in November 2005.  Silver Spruce continued staking in the area until July 2007.  Silver Spruce and joint venture partner UUU began work on the Property in early 2006 and continued to explore the property through to July 30, 2008, when JET acquired all of UUL’s 60% interest in the property and became operator of the Joint Venture.

Exploration on the property, with Silver Spruce as the operator, commenced in June 2006 with an airborne radiometric and magnetic survey, and follow-up prospecting to investigate the radiometric anomalies identified.  Over 2,300 soil samples, 47 stream sediment samples and 289 detailed lake sediment samples were collected in 2007.  In addition Silver Spruce carried out a RadonEx survey consisting of over 3,100 stations which outlined a number of anomalous areas.

Geological mapping in 2007 was completed over the highest radiometric anomalies, including the Two Time Zone.  Trenching was carried out in late 2006 and 2007

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The initial drilling completed in December 2006, consisted of five diamond drill-holes, totalling 812 metres.  Drilling continued in 2007 and as of June 2008, consisted of 44 diamond drill holes totalling 11,196 m.

Labrador is principally underlain by Precambrian rocks and forms the eastern limit of the exposed Canadian Shield.  The CMB Project lies near the junction of three tectonic boundaries, where the Grenville front overprints the northeast trending boundary between the Nain and Makkovik tectonic Provinces and the Churchill tectonic Province to the west.  Basement to the area is Archean gneiss of the Nain craton.  In the Early Paleoproterozoic these gneisses were unconformably to tectonically overlain by a series of pillow basalts and shale-sandstone sequences belonging to the approximately equivalent Moran Lake and Post Hill Groups (ca. 2100 to 2000 Ma) (Wardle, 2005).  Both the Post Hill (formerly referred to as the Lower Aillik) and Moran Lake Groups are interpreted to have formed on a passive, south-facing continental margin (Ketchum et al, 2002).

The property is underlain by the Kanairitok Intrusive Suite has an approximate age of 2800 Ma and consists mainly of Archean gneiss, schistose metavolcanics and granitoids.  The main types of lithologies observed include monzodiorite (predominant unit), diorite, amphibolite and mafic dykes, pegmatites as well as more minor granites, monzonites and granodiorites.

Uranium mineralization in the Two Time Zone occurs as a series of moderately to steeply dipping tabular lenses in plutonic rock hosts and has been drilled to a vertical depth of 520m.  The uranium lenses at Two Time form a zone that measures approximately 500 metres in length, 660 metres down plunge and varies from four metres to 30 metres in thickness.  It strikes at approximately 345º and has an overall plunge of 30º to 40º to the south

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   Uranium mineralization is associated with an increase in hematite alteration and micro-brecciation and is most likely linked to a combination of hydrothermal activity, structural control and Fe-metasomatism.  Uranium mineralization may also be localized in small veins as uraninite or pitchblende.

   The Two Time area and surrounding claims, some of which are no longer owned by JET were subjected to reconnaissance mapping and prospecting in 2009 and 2010.  No significant mineralization was found on the currently held claims other than the original discovery.

JET drill programs on the Two Time zone in 2011 and 2012 (8 holes, 3561m) tested the deposit for on-strike extensions and depth potential.  The program was successful in extending the mineralization to the south and at depth.  Four holes, (531m) drilled to test a radon anomaly 600 m north of the deposit thought to represent a potential offset of the mineralization, did not intersect any mineralization.

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2 INTRODUCTION

Sundance Geological Ltd (Sundance) was been retained by Jet Metal Corp. (JET or the Company) to prepare an updated Technical Report on the CMB Project.  The purpose of this report is to review the current Resource Estimate and the additional drilling done on the main property and several outlying properties since the previous reports in 2008 and 2011. This report conforms is prepared in accordance with National Instrument (NI)  43-101 Standards of Disclosure for Mineral Projects.  Stewart Wallis, P.Geo., President of Sundance Geological Ltd., (Sundance) visited the project area numerous times since 2008 and most recently August 20-22, 2012, during the last drill program on the CMB Project.

JET’s former corporate names were Crosshair Energy Corporation and Crosshair Exploration & Mining Corp.  JET is a public company listed on the TSX Venture exchange, with the symbol JET and its head office in Vancouver.

Stewart Wallis P.Geo., a Qualified Person, a director of JET anda past President and CEO of JET, is not independent of the Company.

The Resource Estimate in this report was originally reported by David A. Ross, of Scott Wilson Roscoe Postle Associates Inc., in a Technical Report dated June 22, 2009.  Stewart Wallis P.Geo. has reviewed and accepted this resource estimate.  Mr. Wallis has been involved in the exploration of the property since it was acquired in 2008.

Mr. Wallis has visited the area several times since 2008, most recently on August 20-22, 2012 during the last drill program, and is responsible for all of the sections included in this Technical Report as the Qualified Person for the Report.

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Information for this Technical Report has been supplied by JET.  Technical documents and other sources of information are listed at the end of this report.

TABLE 2-1 LIST OF ABBREVIATIONS
Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is Canadian dollars (CDN$) unless otherwise noted.
μ	micron	kW	kilowatt
°C	degree Celsius	kWh	kilowatt-hour
°F	degree Fahrenheit	L	litre
μg	microgram	L/s	litres per second
A	ampere	m	metre
a	annum	MT	Million tonnes
C$	Canadian dollars	M	mega (million)
cal	calorie	m2	square metre
cfm	cubic metres per minute	m3	cubic metre
cm	centimetre	Min	minute
cm2	square centimetre	MASL	metres above sea level
dia.	diameter	Mm	millimetre
dmt	dry metric tonne	Mph	miles per hour
ft	foot	MW	megawatt
ft/s	foot per second	MWh	megawatt-hour
ft2	square foot	m3/h	cubic metres per hour
ft3	cubic foot	opt, oz/st	ounce per short ton
g	gram	Oz	Troy ounce (31.1035g)
G	giga (billion)	oz/dmt	ounce per dry metric tonne
Gal	Imperial gallon	Ppm	part per million
g/L	gram per litre	S	second
g/t	gram per tonne	St	short ton
gpm	Imperial gallons per minute	Stpa	short ton per year
hr	hour	Stpd	short ton per day
ha	hectare	T	metric tonne
hp	horsepower	Tpa	metric tonne per year
in	inch	Tpd	metric tonne per day
in2	square inch	U3O8	Uranium oxide
J	joule	US$	United States dollar
k	kilo (thousand)	USg	United States gallon
kcal	kilocalorie	USgpm	US gallon per minute
kg	kilogram	V2O5	Vanadium pentoxide
km	kilometre	Wmt	wet metric tonne
km/h	kilometre per hour	yd3	cubic yard
km2	square kilometre	Yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Stewart Wallis, P.Geo. of Sundance Geological Ltd.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to the author at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by JET personnel and other third party sources.

Sundance has not researched the title of the property but has relied on the information contained in previous Technical Reports, and information on title documents supplied by JET.  In addition, Sundance has conducted a mineral rights inquiry on the website provided by the Department of Natural Resources of Newfoundland and Labrador with respect to the licenses that comprise the CMB Property (http://gis.geosurv.gov.nl.ca/mrinquiry/mrinquiry.asp).

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4 PROPERTY DESCRIPTION AND LOCATION

The CMB Property is located within the Central Mineral Belt of central Labrador, approximately 125 kilometres northwest of Goose Bay.  The Two Time deposit, located ~ 95 km West of Postville and ~ 150 km southwest of Goose Bay lies East of Snegamook Lake at the edge of the Kanairitok River.

The registered owner of the claims is JET.  The current property, Table 4-1 and Fig 4-1, covers a total area of approximately 8,975 ha comprising 359 claims in 2 Licences.

TABLE 4-1 CMB CLAIMS

Licence Number	Licence Name	Number of Claims	Ha.	Issue Date	Renewal Date	Renewal Fee	Expenditure Due Date	Expenditure Required
19838M		188	4700	10/10/05	10/10/15	$9,400	10/10/17	$113,287.34
18567M	Two Time	171	4275	9/26/05	9/26/15	$8,550	9/26/22	$205,200.00
*Indicates the claims are subject to NSR’s described below

Licences 19838M and 18567M are part of a joint venture agreement made between JET and Silver Spruce Resources Inc. (Silver Spruce) in July 2008.  Under the terms of the agreement, JET acquired the 60% interest from Universal Uranium Inc. (UUL), a joint venture partner with Silver Spruce, for $500,000.  The agreement also included the payment of 10,000,000 common shares and 7,500,000 warrants to UUL.  JET assumed operatorship of the Joint Venture.  Silver Spruce declined to participate in the various programs and was diluted to less than a 10% interest and therefore under the agreement  JET now holds 100% of the property subject to a 2% Net Smelter Returns (NSR) Royalty held by Silver Spruce and a 2% NSR Royalty on 60% of future production to UUL.

The Two Time Zone is located outside of the Labrador Inuit Lands (LIL) and Labrador Inuit Settlement Areas (LISA.  The Two Time Zone, may be affected by the

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 Labrador Innu Settlement Lands which are governed by an Agreement-In-Principle (AIP) signed November 18, 2011, between the Innu and both the Federal and Provincial Governments.  Exploration on these lands will require a permit from the Innu Government but many of the provisions of the AIP are still in negotiation.  For all the claims situated on Crown Lands, a permit must be obtained from the Department of Natural Resources in St. John’s, Newfoundland to conduct exploration work on the property.

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Area shown
N
HAPPY VALLEY - GOOSE BAY
Newfoundland and Labrador
Quebec
Postville
McGrath Lake
Kanairiktok
Kapokok Bay
Adlavik
Big River
Bk
West Micmac Lake
Anna Lake
Michelin
River
018567M
019838M
Two-Time Zone
Moran Lake C-Zone
Kaipokok
Ghost Lake
White Bear Lake
Michinappi Lake
Standfords R
Otter Lake
Nipishish Lake
Lake
Current Jet Metal Claims (Licence ID Labeled)
Jet Metal Claims at Jan 1, 2011
Significant Uranium Deposits
JET METAL
Figure 4-1
CMB Project
Property Claims Map
0
10
20
Kilometers
Scale 1:600,000
April 2, 2015

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE

JET’s CMB Project is located in central Labrador approximately 140 km north of the town of Happy Valley – Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay.

A temporary base camp for field operations was established on Armstrong Lake. Access to the property is by helicopter or float plane.  Air support was provided by Universal Helicopters and Provincial Airlines based in Goose Bay.  There is also a 550 m bush strip on the bank of the Kanairiktok River, 8 km east of the former Silver Spruce camp, but there is no road connecting the strip to the deposit.

The climate in Labrador generally dictates the duration of the field season, which generally lasts from May to October.  Drilling can be carried out between freeze-up in November and breakup in June.  Climate is continental temperate to sub-arctic, and it is characterized by a spring in early-mid June, typically followed by a hot summer from July to August.  The weather typically becomes wet during the latter part of August into September, but from the beginning of frost in September to the start of snow in November-December.

The terrain is generally wooded throughout the valleys while ridges are nearly nonexistent of vegetation.  The slopes and valleys are vegetated with scrubby black spruce and Labrador tea with a thick ground cover of moss.  The property contains numerous lakes, ponds, rivers and streams.  The average elevation on the property is approximately 300 m above sea level, ranging from a low of 140 m along the Kanairiktok River banks to a maximum of 440 m.  The area was affected by the Pleistocene Wisconsin glaciation with ice directions to the east and northeast.

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Happy Valley-Goose Bay is a fully functional community where float equipped fixed wing aircraft and helicopters are available for charter and Marine Atlantic coastal boat services run from June to November.  Most supplies required to outfit exploration camps are readily available from merchants in Goose Bay, which has excellent commercial airline connections to St. John’s, Halifax and Montreal.  Postville is the closest deep-water port.  Diesel generators supply power to the camp with the closest power grids and roads located on Northwest River, 100 km to the south of the property.

Unskilled workers are available from Goose Bay and the local coastal communities, and the recent increase in mineral exploration in Labrador has led to more trained people, especially prospectors, being available.  Technically skilled people may also be available from Labrador City.

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6 HISTORY

6.1 REGIONAL

The early previous work on the property has been described in detail in many past reports.  Below is a summary from Morgan and Giroux (2008) from the Newfoundland and Labrador Department of Natural Resources’ MODS file number 13K/07/U002.  More recent exploration and drilling on the CMB Project have been described in the 2009 Technical Report. (Ross, 2009)

The earliest mineral exploration in the area was conducted in the late 1920's.  The first geological map of the area was by Farig in 1959, titled Snegamook Lake, GSC series map # 1079A.  Provincial government geological mapping was mostly carried out in the area in the late 1970’s and early 1980’s, mainly by Bruce Ryan and other workers.  Areas covered during this period included the Moran Lake area, Map 77-010, Bruce Lake, Map 78-180, Kaipokok River, Map 79-049,  the Geology of the Central Mineral Belt, Map 82-004 and in 1984, this work was summarized by the publication of “The Regional Geology of the Central part of the Central Mineral Belt, Labrador, Memoir 3.”  More recent mapping in the area was again carried out by Ryan in the 1990’s.

The first discovery of uranium in the Central Mineral Belt area was made in 1954 by the British Newfoundland Exploration Company (Brinex) and was followed by extensive exploration through the 1950’s to 1970’s over their mineral concessions in the area.  With the discovery of the Kitts (1957) and Michelin (1968) deposits, Brinex produced a mining plan, but a drop in uranium prices in the 1970s led them to abandon exploration in Labrador and to surrender their concessions in 1983 and 1985.

The Montague #2 showing (Moran Lake C-Zone) was discovered in 1957 by A. Montague and L. Montague while prospecting the area for Brinex.  During the 1958 field season Brinex conducted regional and detailed mapping, ground geophysical surveys,

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trenching, stripping and sampling work on the C-Zone.  Shell Canada Resources Ltd. (Shell) conducted geologic mapping and drilling from 1976 to 1978 resulting in an initial resource estimation for the C-Zone.

The area was explored by Saarberg-Interplan Canada during the mid-1980's with geological, ground geochemical and geophysical surveys completed over several areas including Moran Heights.  Additional uraniferous boulders were located at Moran Heights but limited trenching again failed to locate the bedrock source.  Decreasing uranium prices in the late 1980’s curtailed exploration.

Noranda Inc. explored for massive sulfides in the early 1990’s near Croteau Lake, in the western portion of the property.  Several grids were cut and ground work including geological mapping, soil geochemistry and geophysical surveys were carried out.  Minor occurrences of base metals were found and subsequently drilled but with generally poor results.

Renewed exploration efforts for uranium in the CMB began in 2005 with a strong increase in uranium prices.  The CMB became one of the most significant uranium exploration plays in Canada, second only to the Athabasca basin of Saskatchewan.  During the time from 2005-2008, several deposits were re-evaluated and their resources expanded with extensive drilling (e.g. Michelin and C-Zone) while several new prospects were discovered, some of which were advanced enough to attain significant resources (e.g. Jacques Lake, Two-Time and Anna Lake).  Aurora Energy Resources (a wholly owned subsidiary of Paladin Energy Ltd.) have the most significant and advanced project.

Exploration activities throughout the entire CMB were severely curtailed in 2008 after the announcement of a 3-year moratorium on uranium mining by the Nunatsiuavut Government.  Since 2009, only modest exploration programs were completed with most significant being that reported herein and that completed by Aurora during 2012 and 2013.

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6.2 TWO TIME ZONE

The Two Time Zone of the CMB Project was first claim-staked in September 2005 by 10565 Nfld Inc., a company exploring for uranium.  The claims were transferred to Silver Spruce in November 2005.  Silver Spruce continued staking in the area until July 2007, by which time they had acquired the entire CMBNW Property of 1,920 contiguous claims on 19 licences, plus other properties throughout the CMB.  UUL earned a 60% interested in the CMBNW Property as part of a joint venture signed in the spring of 2006.  Silver Spruce began work on the CMBNW Property in early 2006 and has continued to explore the property through to July 30, 2008, when JET acquired all of UUL’s 60% interest in the property and became operator of the Joint Venture.

Exploration on the property, with Silver Spruce as the operator, commenced in June 2006 with an airborne radiometric and magnetic survey, and follow-up prospecting to investigate the radiometric anomalies identified.  This work led to the discovery of the Two Time Zone in September 2006.  From September to December 2006, a small cut grid was established over the mineralized zone, limited soil and silt sampling surveys were carried out and five diamond drill-holes totalling 812 m tested the zone.

An airborne gravity survey, conducted by Bell Aerospace of Houston, Texas in August 2007, was flown at one kilometre line spacing.  Seven lines, each ten kilometres long, were flown in an east-west direction, covering the Kanairiktok River area of the CMBNW Property, including the Two Time Zone.  The survey showed a number of gravity features, some of which appear to be associated with the Two Time Zone mineralization, and its possible extensions to the north and south.

Over 2,300 soil samples, 47 stream sediment samples and 289 detailed lake sediment samples were collected in 2007.  In addition Silver Spruce carried out a RadonEx survey consisting of over 3,100 stations which outlined a number of anomalous areas.

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Geological mapping in 2007 was completed over the highest radiometric anomalies, including the Two Time Zone.

Trenching was carried out in late 2006 and 2007.  Bedrock was washed and sampled with a diamond saw in one-metre sample lengths.  Over the Two Time Zone, the highest values were 0.032% U3O8, over five metres including 0.051% U3O8 over one meter.  Further trenching carried out over the zone and other anomalies in 2007 using a mini excavator.

Ross, 2009 reports that: five trenches, spaced 50 metres apart over lengths varying from 20 metres to 70 metres, were cut along the surface trace of the Two Time Zone.  Bedrock consists dominantly of weak to moderately radioactive, hematized, and variably brecciated granitoid with minor mafic dyke units.  A total of 134 channel samples were taken and sent to Actlabs for analysis.  Low-grade uranium mineralization was noted in all of the trenches, with the higher grade sections associated with areas of intense brecciation.  The zones typically vary in grade from 100 ppm to 400 ppm U3O8 over widths of three to 14 metres.  The lower uranium values from the samples may be the result of surface leaching and remobilization of the uranium.

The initial drilling completed in December 2006 was carried out by Cartwright Drilling Inc. of Goose Bay.  Five diamond drill-holes, totalling 812 metres of BTW size core were completed by December 2006, using a Boyle-300 drill rig.

From January to March 2007, Cartwright drilled 2,442 metres of BTW core.  Hole CMB-07-07 intersected 6.12 metres grading 0.056% U3O8 and hole CMB-07-10 intersected six metres grading 0.077% U3O8.  All intersection lengths noted above represent estimated true thickness.  Prospecting of the anomalous areas continued in 2007.

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From May to December 2007, Lantech Drilling Services Inc. (Lantech) of Dieppe, New Brunswick, drilled 7,672 metres in 28 holes, using a single LDS-1000 drill and then adding an additional rig in November 2007.  Although several of the early holes showed significant deviation, the Reflex downhole measurements were sufficient to accurately monitor the hole trace.

Drilling by Lantech further defined and expanded the Two Time Zone mineralization.  Table 14-1 lists several of the significant intersections including hole CMB-07-35 which intersected 23 metres grading 0.035% U3O8, hole CMB-07-37 which intersected nine metres grading 0.063% U3O8, hole CMB-07-38 which intersected 11 metres grading 0.044% U3O8 and hole CMB-07-40 which intersected 22 metres grading 0.052% U3O8.  All intersection lengths noted above represent estimated true thickness.

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TABLE 6-1 SIGNIFICANT DRILL HOLE INTERSECTIONS
Two Time Zone To June 2008

HOLE-ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Lens ID	Grade U3O8%
CMB-06-02	162.40	170.40	8.00	8.00	101	0.039
CMB-06-03	86.80	107.50	20.70	15.41	103	0.038
CMB-07-06	224.00	249.00	25.00	16.62	108	0.049
CMB-07-06	172.00	200.00	28.00	18.67	103	0.118
CMB-07-06	265.00	279.00	14.00	14.00	105	0.039
CMB-07-07	203.90	210.01	6.12	6.12	105	0.056
CMB-07-10	192.00	198.00	6.00	6.00	102	0.077
CMB-07-11	239.00	266.00	27.00	19.06	103	0.038
CMB-07-12	252.00	318.00	66.00	44.56	103	0.058
CMB-07-12	344.00	364.99	20.99	20.99	105	0.042
CMB-07-13	136.18	168.18	32.00	26.23	103	0.059
CMB-07-13	180.52	209.42	28.90	24.31	108	0.039
CMB-07-13	222.52	229.74	7.22	7.22	105	0.097
CMB-07-14	264.62	297.62	33.00	25.20	103	0.101
CMB-07-16	271.00	295.81	24.81	16.54	103	0.061
CMB-07-16	303.00	311.00	8.00	5.38	108	0.036
CMB-07-17	236.00	263.00	27.00	27.00	105	0.043
CMB-07-18	207.00	228.00	21.00	15.85	103	0.095
CMB-07-18	300.00	311.00	11.00	11.00	105	0.059
CMB-07-19	286.00	303.00	17.00	9.68	103	0.068
CMB-07-19	373.00	380.00	7.00	7.00	105	0.038
CMB-07-26	150.00	183.00	33.00	33.00	101	0.046
CMB-07-26	133.00	144.00	11.00	11.00	106	0.050
CMB-07-29	10.00	39.00	29.00	21.96	103	0.063
CMB-07-29	98.00	110.00	12.00	12.00	102	0.044
CMB-07-31	71.00	77.00	6.00	4.67	103	0.050
CMB-07-31	126.00	133.00	7.00	7.00	102	0.082
CMB-07-34	47.00	66.00	19.00	14.41	103	0.112
CMB-07-35	71.00	94.00	23.00	23.00	101	0.035
CMB-07-37	160.00	169.00	9.00	9.00	102	0.063
CMB-07-38	121.00	127.00	6.00	6.00	102	0.037
CMB-07-38	66.00	77.00	11.00	11.00	107	0.044
CMB-07-40	85.09	115.00	29.91	22.28	103	0.052

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6048500°N
6048400°N
6048300°N
6048200°N
6048100°N
6048000°N
6047000°N
6047600°N
6047500°N
617700°E
617800°E
617900°E
618000°E
618300°E
618400°E
N
S
E
W
Surface Expression
of Mineralized Zone
CMB Property (100% JET)
Snegamook Property (100% SSE)
0
60
120
180 meters
April 9, 2015
UTM Nad27 Zone 20

JET METAL

Figure 6-1
Historical Drilling
Two Time Zone

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As of June 22, 2008, the drill hole database included 44 diamond drill holes totalling 11,196 metres.  The average drill hole depth is 270 m.  Most holes were drilled to the east-northeast.  Two scissor holes were drilled toward the west-southwest.  All holes dip at -30º to -60º, with most dipping between -40º to -45º.  A list of significant intersections with estimated true thicknesses is given in Table 6-1.  Three drill holes (CMB-07-08, 24A, and 16A) could not be completed due to poor ground conditions.  Each of these holes were successfully re-collared and drilled to the planned depth.

All collars were surveyed by differential GPS by N.E. Parrott Surveys Ltd., Happy Valley-Goose Bay, Labrador, a member of the Association of Canadian Land Surveyors.  Drill hole collar coordinates are in UTM Zone 20, NAD27.  A Reflex multishot instrument was used for downhole orientation measurements every 12 metres for most holes.  Five holes were surveyed every 20 metres and seven holes were surveyed every 50 metres.

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7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The regional geology of Labrador that follows is summarized from Wardle et al (1997):

Labrador is principally underlain by Precambrian rocks and forms the eastern limit of the exposed Canadian Shield.  It can be subdivided into five structural provinces that range in age from Archean to Mesoproterozoic.

The Nain Province is divided into two blocks; the Saglek block to the north, and the Hopedale block to the south.  The Saglek block consists of high-grade tonalitic gneisses and narrow supracrustal belts, deformed at granulite to amphibolite facies during a ca. 2,800 Ma event.  These rocks are overlain unconformably by Paleoproterozoic sedimentary-mafic volcanic sequences.  The Hopedale block is dominated by Mesoarchean gneisses (ca. 3,100 Ma), linear volcanic belts (Florence Lake and Hunt River groups; ca. 3,000 Ma) and Neoarchean tonalite-trondhjemite-granite intrusions (ca. 2800 Ma).  The boundary between the Saglek and Hopedale blocks formed at ca. 2,500 Ma in association with ductile shearing, plutonism and granulite-facies metamorphism.

The Superior Province is underlain by granulite-facies gneisses and associated tonalite to granite plutons of the Ashuanipi Complex.  In the east, these rocks are overlain unconformably by the Paleoproterozoic rocks of the Knob Lake Group.

The Southeastern Churchill Province (“SECP”) developed by oblique collision of the Nain and Superior cratons between 1,860 and 1,740 Ma, has a tripartite division.  The western division of the SECP is the ca. 2,100 to 1,840 Ma New Quebec Orogen (formerly Labrador Trough) composed of low-grade shallow- to deep-water sedimentary rocks (Knob Lake Group; Schefferville zone) and thick allochthonous sequences of rift-related

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 mafic volcanic rocks and associated gabbro to ultramafic sills.  The central SECP, the core zone, is underlain mainly by reworked Archean gneisses, locally overlain by supracrustal rocks and is intruded by Paleoproterozoic granitic plutons such as the De Pas batholith (ca. 1,840 to1, 810 Ma).

The region is cut by a number of major transcurrent ductile shear zones.  The eastern division of the SECP is the Torngat Orogen, a doubly vergent transpressional orogen, the axis of which is the metasedimentary Tasiuyak domain.  The Tasiuyak domain, together with the Abloviak shear zone, marks the collisional suture with the Nain craton and can be traced north across the Hudson Strait by virtue of its distinctive, low Regional Geology Local Geology aeromagnetic expression.  Archean gneisses and Paleoproterozoic cover rocks (Ramah Group) of the Four Peaks domain extend into the eastern part of the Torngat Orogen, where they have been deformed in a series of east-verging thrust blocks.  The Torngat Orogen, core zone and the Nain Province are cut by the Mesoproterozoic anorthosite- monzonite-charnockite-granite (AMCG) associations such as the Harp.

The Makkovik Province is divided into three zones. In the northwest, the Kaipokok domain is underlain by Archean gneisses, forming a reworked extension of the Nain craton, unconformably overlain by Paleoproterozoic sedimentary and mafic volcanic rocks of the Moran Lake Group.  The central Aillik domain is composed of Paleoproterozoic rocks of the sedimentary- mafic volcanic Lower Aillik Group, the felsic volcanic Upper Aillik Group (ca. 1,860 to 1,810 Ma), and granitoid intrusive rocks (ca. 1,840 to 1,720 Ma).  In the southeast, the Cape Harrison domain is composed mainly of granitoid plutons (ca. 1,840 to 1,720 Ma), minor volcanic rocks, and some older gneissic crust (ca. 2,000 Ma?) in the Cape Harrison area.  The Aillik and Cape Harrison domains comprise predominately juvenile crust accreted to the Nain craton.

The Grenville Province is subdivided into a northern (exterior) thrust belt and a southern (interior) magmatic belt.  The exterior thrust belt in eastern and central Labrador

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is composed of crust formed predominantly during the Labradorian Orogeny (ca. 1,710 to 1,620 Ma) when substantial amounts of juvenile crust were accreted to Laurentia.  The belt is divided into a number of thrust bound terranes.  The eastern terranes, (Hawke River, Groswater Bay and Lake Melville) comprise mixed assemblages of calc-alkalic tonalitic-granodioritic gneiss, mafic and granitoid intrusions (magmatic arcs?) and metasedimentary gneiss.  The Mealy Mountains terrane is characterized by a weakly deformed AMCG suite and by the presence of pre-Labradorian gneissic and granitoid crust of ca. 1,780 to 1,720 Ma age.  The western terranes (Wilson Lake, Churchill Falls and Lac Joseph) are dominated by metasedimentary gneiss associated with granitoid and mafic intrusive complexes.  The northern part of the Churchill Falls and Groswater Bay terranes, and most of the Molson Lake terrane, are underlain by the extensive ca. 1,650 Ma Trans- Labrador batholith that marks the approximate northern limit of accreted Labradorian crust.  The exterior thrust belt also includes southerly extensions of pre-Labradorian crust, most notably in the Gagnon terrane, that forms the reworked extension of the Schefferville zone of the New Quebec Orogen and its Archean basement.  The interior magmatic belt is characterized by abundant Grenvillian (ca. 1,080 to 960 Ma) magmatism, in the Pinware terrane of eastern Labrador.

Grenvillian plutons were emplaced into an assemblage of 1,510 to 1,450 Ma granitic intrusions, and an AMCG suite (the Upper Paradise River intrusion) that was intruded into Labradorian crust.  The western part of the belt has received little recent work and is underlain by gneisses of uncertain age and affinity that are intruded by the 1,130 to 1,120 Ma Atikonak and Lac Allard AMCG suites.  A pervasive characteristic of the belt is the presence of numerous post tectonic granite plutons of ca. 970 to 900 Ma

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Proterozoic Supracrustal Rocks
(Central Mineral Belt)
LLG - Letita Lake Group
MLG - Moran Lake Group
SLG - Seal Lake Group
UAG - Upper Aillik Group
BRG - Bruce River Group
LAG - Lower Aillik Group
HLIS - Harp Lake Intrusive Suite
A - Anorthosite, Norite, Leucogabbro
B - Granitoid Intrusions
NPS - Nain Plutonic Suite
1 Nain Province
2 Makkovik Province (Archean Terrane)
3 Churchill Province
4 Grenvillian Paragneiss
5 Grenvillian Granitoid Orthogneiss
6 Adlavik (Gabbroic) Intrusive Suite
7 Neo-Proterozoic Sedimentary Rocks
TLGB - Trans Labrador Granitoid Belt
IHG - Island Harbour Granite
ABFZ - Adlavik Brook Fault Zone
BFZ - Benedict Fault Zone
KSZ - Kanairiktok Shear Zone
MG
Michael Gabbro
CHURCHILL PROVINCE
NAIN PROVINCE
Hopedale Block
Hopedale
Makkovik
Makkovik Subprovince
CMB Project
Snegamook Lake
Seal Lake Group
Seal Lake
Pocket Knife & Isle Fault
Nipishish Lake
Smallwood Reservoir
Grenville Front
Groswater Bay
Double Mer
Grenvillian Granitoid Orthogneiss
Grenvillian Paragneiss
N
0
25
km
Modified after Ryan, 1984

Figure 7-1 Regional Geology

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7.2 PROPERTY GEOLOGY

The Kanairitok Intrusive Suite (KIS) has an approximate age of 2800 Ma and consists mainly of Archean gneiss, schistose metavolcanics and granitoids. The main types of lithologies observed include monzodiorite (predominant unit), diorite, amphibolite and mafic dykes, pegmatites as well as more minor granites, monzonites and granodiorites. The pegmatite dykes, are undeformed and are believed to be related in part, to Proterozoic intrusions in the CMB (Ermanovics, 1993). Granitoid intrusives of the Harp Lake Intrusive Suite and volcano-sedimentary rocks of the Seal Lake Group are also present.

Lithological units, in some cases, vary between a more leucocratic tonalite and/or monzodiorite to a melanocratic granodiorite.  The main units throughout the Two Time Zone tend to be closely spaced and alternating and most likely linked to metamorphic segregation.  Banded intervals can range from ~ 10 cm up to or greater than 3 m in length.  In many cases, banding changes abruptly throughout a unit and an alternation between gneissic foliated and granular monzodiorite is commonly seen (Ross, D., 2008).

Within the most northerly mapped area, foliation and local gneissic fabrics vary from a northeast to north-northeast trend, with easterly to southeasterly dips of 70º to 80º. Local variations include vertical to steep northwesterly dips.  Minor, shallow dipping, banded, gneissic fabrics were noted locally, indicating recumbent fold structures.  Within the southern part of the mapped area, foliation fabrics vary mainly from north-northwest to north-northeast with mainly vertical to easterly (70º-80º) dips.

Bedrock exposures commonly lack a well-defined foliation due to the disruption of the early foliation fabric by a later and more brittle deformation event.  Much of the KIS has undergone multiphase deformation relating to the Archean-age Fiordian event.  The Proterozoic Makkovikian orogeny may also account for much of this deformation given the fact that the property lies close to the Makkovik Subprovince.  Such events are

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probably responsible for the numerous fault lineaments present throughout.  Under recent exploration programs, these structures have been found to represent an important host or loci for significant hydrothermal-related hematite-uranium mineralization.

The uranium-bearing pegmatites hosted within the KIS are undeformed and therefore post-date deformation.  They exhibit a random distribution with apparently no affinity for pre-existing structural fabrics.  The pegmatite dykes are generally radioactive giving scintillometer readings ranging from 200 counts per second (cps) to off-scale (greater than 9,999 cps).  For the most part, the more highly radioactive zones tend to be rather patchy and restricted.  Mineralized zones consist of intensely hematized and sodium-metasomatized granitoid intrusive/gneissic rocks characterized by fractures and/or brecciated zones.

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605,000 mE
610,000 mE
615,000 mE
620,000 mE
625,000 mE
630,000 mE
635,000 mE
6,060,000 mN
6,055,000 mN
6,050,000 mN
6,045,000 mN
6,040,000 mN
N
Area shown
HAPPY VALLEY - GOOSE BAY
Newfoundland and Labrador
Quebec
BURNED LAKE
KANAIRIKTOK
MEATHOOK LAKE
Two-Time Zone
Firestone
CMB Property Geologic Units
Unconsolidated Sediments
Diabase Dykes
AMWs Warren Creek Formation
Amg AKmg Late Archean migmatite
Ak Kanairiktok Plutonic Suite
AM Late Archean modified Middle Archean gneiss
A'M Maggo Gneiss
A'W Weekes Amphibolite
Two Time Zone Deposit
Regional Mineral Occurence
Current Jet Metal Claims
Jet Metal Claims at Jan 1, 2011
JET METAL
Figure 7-2
CMB Project
Property Geology
2 0 2 4
Kilometers
Scale 1:140,000
April 2, 2015
UTM Nad27 Zone 20
Adapted from Ermanovic, 1993
Kb 2499 ± 91
Kh 2752 ± 85

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7.3 TWO TIME MINERALZATION

Uranium mineralization in the Two Time Zone occurs as a series of moderately to steeply dipping tabular lenses in plutonic rock hosts.  The uranium lenses at the Two Time Zone have been drilled to a vertical depth of 520m and form a zone that measures approximately 500 metres in length, 660 metres down plunge and varies from four metres to 30 metres in thickness.  It strikes at approximately 345º and has an overall plunge of 30º to 40º to the south (Ross, D. 2009).

Uranium mineralization is structurally controlled and confined to fractures, micro-brecciated areas and intermittent shear zones.  Higher grades of uranium are observed in areas proximal to the footwall and hanging wall where a higher degree of brecciation is observed.  Plutonic rocks of the Two Time Zone are cross-cut throughout by chlorite infilled fractures and in-situ brecciation.  Several different alteration assemblages are found at varying intensities, including hematite, chlorite, carbonate and potassium.  Generally chlorite is developed distal from higher grade micro-brecciated zones reflecting a fracturing event prior to hematization and brecciation.

Uranium mineralization is associated with an increase in hematite alteration and micro-brecciation and is most likely linked to a combination of hydrothermal activity, structural control and Fe-metasomatism.  It may also be localized in small veins as uraninite or pitchblende, however radioactivity varies throughout.

The area is also cut by diabase and the more dominant amphibolite dykes of the region.  The dykes generally are un-mineralized; however in some drill core samples mafic dykes may be observed containing mineralized red-grey hematized sections and clasts of brecciated monzodiorite.  Dykes within the Two-Time deposit are therefore seen as being formed post-mineralization and may be linked to the Kikkertavak dyke swarm ~ 2237 Ma, therefore making Two-Time one of the oldest uranium mineralizations within the CMB (Sparkes, 2008).

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8 DEPOSIT TYPES

Labrador Central Mineral Belt represents a broad spectrum of styles, including in a both syngenetic and epigenetic styles of mineralization.  Syngenetic uranium mineralization includes that which is hosted within pegmatites and evolved granites, as well as weakly deformed felsic volcanic rocks, while shear zone and breccia-hosted mineralization falls into the epigenetic classification.  In some cases, deposits are clearly originating from a specific host, however many deposits result from the combination of various types of mineralization.  In some cases, the original deposit model may be difficult to determine due to alteration overprinting, U-remobilization or structural activity.

Syngenetic-plutonic mineralization is one of the oldest types of uranium mineralization within the CMB (~1870 Ma) and occurs within or in conjunction with Archean Basement rocks.  Mineralization is concentrated within radioactive pegmatites and sheets of leucocratic granites which intrude un-mineralized Archean gneisses...  Syngenetic magmatic styles of mineralization are also host to low grade felsic volcanics of the Aillik group.  This type of host is most likely linked to synvolcanic activity and release of hydrothermal fluids prior to deformation along stratigraphic horizons.

Epigenetic-plutonic mineralization produces some of the highest grade uranium-mineralization within the CMB and has a presence which spans an area from the Archean Basement rocks in the West to the Benedict Mountains in the East.  It is characterized based on hematite intensity and presence of fractures and fault zones.  Uranium mineralization is associated with purple-grey hematite infill in fractures and these deposits are generally structurally controlled with fractures acting as conduits to remobilize Uranium-rich fluid.

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Hydrothermal breccia-hosted mineralization is also a fairly common host type within the CMB with specific examples including the Two-Time deposit and the Moran Lake C-Zone.  Brecciation as well as alteration intensity varies within these deposits both of which are related to hydrothermal activity and are characteristic of an overriding structural control.  Generally a more hematite-rich micro-brecciated unit will be more radioactive than a granular or weakly brecciated monzogranite or gneiss.  Additionally, iron-metasomatism may also be related to these types of deposits and pervasive hematite alteration along with the presence of vanadium, copper and silver enrichments can be further associated with iron-oxide-copper-gold (IOCG) type deposits.

An IOCG deposit model can be applied throughout the CMB to better describe particular environments.  IOCG deposits are generally associated with large volumes of hydrothermally altered rocks.  Thermal energy is supplied to drive hydrothermal systems which in turn result in metal scavenging and uranium remobilization from host rocks. High grades in these types of systems are primarily due to hydrothermal mixing of causative and oxidative fluid.  Alterations, typically magnetite, (Fe3O4) are common in IOCG deposits however in some cases, due to the similar ionic formulas, hematite may be substituted.  Other alterations related to these deposits include potassic alteration and albite.  Uranium in IOCG deposits normally occurs as Uraninite veinlets and can also be associated with copper and iron sulphides and potassium-rich alteration types.  IOCG deposits can be loosely related to Two-Time as well as the C-Zone deposit.  The presence of iron and sodium-metasomatism as well as pervasive hematization, chloritization, bleaching, vanadium and copper are factors that provide this link (Hitzman, 2005).

Volcanic-metasomatic hosts are the most common types of deposits within the CMB. These include the Michelin deposit.  Host rocks include intermediate to felsic metavolcanics of the Aillik Group and a development of a pervasive hematite alteration with or without sodium-metasomatism.  The mobilization of uranium-rich fluids is generally structurally controlled and in the case of the Jacques Lake deposit a zone of high strain is associated with mineralization as well as magnetite and hematite alteration.

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Mineral assemblages including hematite ± albite ± actinolite ± epidote ± and chlorite are noted and can be related to an IOCG host similar to that described above.

The Two Time Zone is believed to be an Epigenetic-Hydrothermal type deposit with characteristics that can be associated with a uranium-rich end member of an Iron-Oxide-Copper-Gold deposit model.  The IOCG deposit model has been applied to the Central mineral Belt of Labrador during the last several years.  While IOCG designation embraces a broad spectrum of polymetallic deposits, the Olympic Dam deposit (end member) in Australia offers an attractive model type because of its copper-uranium-gold mineralization, huge size, large associated gravity anomaly and associated intense brecciation and alteration including hematization, sericitization and silicification.  IOCG deposits can be associated with intra-continental anorogenic magmatism and are localized along high- to low-angle faults that are generally splays off major crustal-scale faults.

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9 EXPLORATION

This section describes exploration carried out by JET on the property since June 2009. Exploration carried out by Silver Spruce is discussed in Section 6 History

The Two Time Zone area and surrounding claims, some of which are no longer owned by JET, were subjected to reconnaissance mapping and prospecting in 2009 and 2010.  No significant mineralization was found on the currently held claims other than the original discovery.  Drilling during this period is discussed in Section 10.

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10 DRILLING

Drilling by Silver Spruce is summarized in Section 6, History.

Drilling for JET was carried out in 2011 and 2012.  Eight holes totalling 3561.4 m were completed on the Two Time Zone with four additional exploration holes drilled to the north of Two Time (531m).

Drilling was carried out by Lantech Drilling using 2 JKS 1000 diamond drilling producing BTW or NQ size equipment producing core with a nominal diameter of 42mm and 47.6 mm respectively.  Crews were based at the Armstrong camp and helicopter supported.

Drilling on the Two Time Zone tested the deposit for on-strike extensions and depth potential (Figure 10-1, Table 10-1). The program was successful in extending the mineralization to the south and at depth.  Four holes drilled to test a radon anomaly 600 m north of the deposit thought to represent a potential offset of the mineralization did not intersect any mineralization.

Intersections greater than 1.5 m and greater than 0.03% U3O8 are listed in Table 10-2.  Typical cross sections are shown on Figures 10-2, 10-3, 10-4.  Sundance notes that the mineralization included in the 2009 Resource Estimate appears to have been cut-off by the recent drilling.  The mineralization intersected in the recent drilling with two exceptions is general low grade, is not considered material to the current Resource Estimate.

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TABLE 10-1 TWO TIME DRILL HOLES
Collar ID	Easting	Northing	Depth (m)	Azimuth	Dip
CMB-11-42	618155	6047865	232	70	-60
CMB-11-43	618071	6047670	616	320	-60
CMB-11-44	618285	6047645	333	70	-60
CMB-11-45	618162	6047592	476	65	-55
CMB-11-46	618162	6047592	206	65	-65
CMB-11-47	618162	6047588	561	65	-65
CMB-11-48	618191	6047553	533	70	-65
CMB-12-49	618220	6047522	600	72	-65
CMB-12-50	617702	6048554	171	70	-45
CMB-12-51	617422	6048788	51	70	-45
CMB-12-52	617674	6048296	159	70	-45
CMB-12-53	617686	6048210	153	90	-60

TABLE 10-2 TWO TIME ZONE INTERCEPTS 2011 2012
Hole #	From m)	To (m)	Core length m)	True thickness (m)	U3O8%
CMB-11-43	539.5	560	20.5	16.5	0.036
	579.5	582.5	3	2.4	0.037
CMB-11-44	229	233	4	3.5	0.059
	237	241	4	3.6	0.036
	280	283	3	2.5	0.040
CMB-11-45	426.8	429.3	2.5	2.1	0.043
CMB-11-47	466.5	473.5	7	5.6	0.033
	488.5	492.5	4	3.0	0.030
CMB-11-48	422.5	431.5	9	8.6	0.032
	458.5	490	31.5	21.7	0.031
	499.5	502.5	3	1.9	0.061
CMB-12-49	320.5	323.0	2.5	1.9	0.032
	492.5	521	28.5	22.4	0.031

Each hole was probed using a Mount Sopris Polygamma logging unit.  The natural gamma measurement is made by the use of a sodium iodide crystal, contained within the survey probe.  After assembling the probe, winch, logger and laptop combination the gamma probe is slowly lowered into the borehole, until reaching the bottom.  Gamma measurements are recorded at a preset sample rate, ranging from millimetres to metres, or alternatively, at specific time intervals.  Data can be recorded during descent and/or

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ascent of the probe through the borehole.  A field computer captures the raw data in real-time, and records it to file.

Two types of files are recorded during the gamma survey:

•	A file formatted for direct import into a post-survey software package, which graphically displays the data.
•	A simple ASCII text file, readable by most word processing software packages (TextPad, WordPad, Microsoft Word, Excel, etc.), containing only depth and gamma values.

Raw data files are not filtered or manipulated in any way, and are loaded directly into a software package designed primarily for the polygamma probe.  Data files output from the polygamma probe contain depth and corresponding gamma values, or alternatively, time and corresponding gamma values.  Data can be displayed at user-defined vertical and horizontal scales.

The core was brought back to the camp at shift change where it was logged and sampled by JET staff.  Geotechnical details, lithology, alteration, and visible mineralization were recorded on laptops which were downloaded to Vancouver and backed up on a daily basis.

A GR-110G hand held scintillometer was also used during the logging of drill core.  The probe was run over each piece of core and representative readings per geological unit logged were recorded in the drill log.  During sampling, each sample was surveyed with the scintillometer and a representative reading was recorded on a per-sample basis.

The core was sampled based on the down hole probe results and the hand held scintillometer readings, visible alteration and mineralization, usually in 0.5 m intervals.

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617,500 mE
618,000 mE
618,500 mE
6,048,000 mN
6,047,500 mN
N
Legend
2006-2007 Drill hole collar
2011-2012 Drill hole collar
Drill hole trace
10m elevation contours
Claim boundary
Fault
Potential mineralization
Resource solids projected to surface
CMB-12-51
CMB-12-50
CMB-12-52
CMB-12-53
CMB-11-42
CMB-11-43
CMB-11-44
CMB-11-45
CMB-11-46
CMB-11-47
CMB-11-48
CMB-12-49
A
A'
B
B'
C
C'
?
JETMETAL
100 0 100 200
Meters
NAD27 UTM Zone 20N
Scale 1:7,500
April 9, 2015

Figure 10-1
Two Time Zone
Drill Hole Locations

10-5

Cross Section A-A'
A
A'
400
200
0
-200
Legend
Mineralized Zones
Trace on Section Plane
D103 (2009)
D104 (2009)
D108 (2009)
D107 (2009)
D105 (2009)
U3O8%
≤ 0.001
≤ 0.005
≤ 0.01
≤ 0.03
≤ 0.1
≤ 0.05
> 0.1
Labeled significant Intercepth (2011-2012)
0.036% U3O8/20.5m
0.037% U3O8/3.0m
0m
150m
Scale: 1:5,000
Location
A: 617901, 6047609
A': 618844, 6047944
April 9, 2015
JET METAL

Figure 10-2
Cross Section A-A′

10-6

Cross Section B-B'

B
B'
200
0
-200
-400
0.04% U3O8/1.5m
0.059% U3O8/4.0m
0.036% U3O8/4.0m
0.040% U3O8/3.0m
0.034% U3O8/1.5m
0.043% U3O8/2.5m
0.033% U3O8/7.0m
0.030% U3O8/4.0m
Legend
Mineralized Zones
Trace on Section Plane
D103 (2009)
D105 (2009)
U3O8%
≤ 0.001
≤ 0.005
≤ 0.01
≤ 0.03
≤ 0.1
≤ 0.05
> 0.1
Labeled significant Intercepth (2011-2012)
Scale: 1:5,000
0m
150m
Location
B: 617860, 6047483
B': 618800, 6047823
April 9, 2015
JET METAL

Figure 10-3
Cross Section B-B′

10-7

Cross Section C-C'

C
C'
400
200
0
-200
0.032% U3O8/4.5m
0.031% U3O8/28.5m
Legend
U3O8%
≤ 0.001
≤ 0.005
≤ 0.01
≤ 0.03
≤ 0.1
≤ 0.05
> 0.1
Labeled significant Intercepth (2011-2012)
0m
150m
Scale: 1:5,000
Location
C: 617866, 6047436
C': 618839, 6047669
April 9, 2015
JET METAL
Figure 10-4
Cross Section C-C'

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11 SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 SILVER SPRUCE

Drilling carried out by Silver Spruce is discussed in Section 6 History.  More details can be found in the Technical Report dated June 2009 by David A. Ross.  Parts of that report that pertain to the Resource Estimate are quoted below:

The database used to estimate Mineral Resources at the Two Time Zone contains U3O8 values from both the diamond drilling and channel sampling programs.

11.1.1 SAMPLE PREPARATION

A total of 4,080 core samples were collected as part of the Two Time Zone evaluation and included in the resource estimation.  Core sizes range from BTQ to NQ and the sample weights vary from 0.6 kilograms to five kilograms.  The drill hole spacing commonly ranges from 25 m to 50 m in the plan of mineralization.  Mineralized rock at the Two Time Zone is altered, brecciated intrusive rock and core recoveries in the mineralized zones vary from 90% to 100%.  Values of zero are assigned where no core is recovered within the mineralized zone.

The core is logged on site and marked for sampling.  Continuous core samples are taken of the entire mineralized zone.  Sample intervals are defined by the percentage of uranium-bearing mineralization in the core as determined by scintillometer readings.  Sample lengths vary from a minimum of 20 centimetres to a maximum of two metres.  From hole CMB-07-17 onwards, all samples lengths were taken as one metre lengths.  At least two metres of host rock are sampled on either side of the mineralized zone.  The complete mineralized zone is sampled even where scintillometer readings indicate that the amount of uranium mineralization is low.

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Core is sawed in half using a diamond saw according to the sample intervals marked on the core.  One half of the core is preserved in the box for future reference and the other half is bagged, tagged and sealed in a plastic bag to be sent to Actlabs.  The remaining half is stored in a core storage area at Silver Spruce’s Kanairiktok Camp.  When sawing the core, care is taken to ensure that the samples are representative of the mineralization.  Where possible, samples are constrained by geological boundaries.

The drill hole database used for the resource estimation also five surface trenches with 129 one metre samples.  After the trenches are washed and cleaned with a high pressure hose, a centre line and one metre sample intervals are marked.  A rock saw is then used to cut a 1.5 inch to 2.0 inch deep groove on each side of the center line.  A heavy chisel is then used to extract the sample which is then placed in a numbered plastic sample bag.

11.1.2 ANALYSIS

Sample preparation for soil, silt, rock and drill-core was carried out by Actlabs using standard industry methods.  The laboratory is accredited by the Standards Council of Canada as an ISO/IEC 17025 Laboratory for Mineral Analysis Testing.  Check sampling was completed on 137 pulp samples by ALS Chemex Ltd. (ALS Chemex), Vancouver, British Columbia.  The ALS Chemex quality system complies with the requirements of the international standards ISO 9001-2000 and ISO 17025, 2005.

Once the samples arrive at the laboratory, Actlabs assigns a work order number and notifies Silver Spruce by email with a list of the samples received.   Rock, channel and drill core samples are crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) and then pulverized to 95% passing minus 150 mesh (106 microns).  Silt and soil samples are prepared using the code S-1 method which requires drying and sieving.  The lab uses cleaner sand between sample preparations.  Quality of crushing and pulverization is routinely checked as part of Actlabs’ internal quality assurance program.

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All samples sent to Actlabs were analyzed for uranium by Delayed Neutron Counting (DNC) and 30 element Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Selected samples were also analyzed for gold, platinum, and palladium by Fire Assay with an Atomic Absorption (AA) finish.  Check samples were analyzed for uranium by X-Ray Fluorescence (XRF) at by ALS Chemex.

DNC is a rapid form of neutron activation analysis which is used for measuring fissile elements such as U235.  Samples are placed in a neutron flux produced by nuclear reactor.  The U235 within the sample absorbs neutrons which fission some of the U235 fission products including neutrons.  After rapid removal from the reactor, the neutrons are thermalized and measured.  This technique is ideal for measuring uranium from sub-ppm to percentage levels.  Actlabs also analyzed the pulps for multi-element analysis using ICP-MS.  The ICP-MS instrument employs an argon plasma as the ionization source and a mass spectrometer to detect the ions produced.  During analysis, the sample solution is nebulized into flowing argon gas and passed into an inductively coupled plasma.  The gas is atomized and ionized, forming a plasma.  The plasma is a source of both excited and ionized atoms.  The positive ions in the plasma are then focused down a mass spectrometer where they are separated according to mass, detected, multiplied and counted.  XRF is the emission of characteristic "secondary" (or fluorescent) X-rays from a material that has been excited by bombarding with high-energy X-rays or gamma rays.

A representative piece of core from nearly every sample interval is marked by the geologist for a specific gravity measurement.  The material is not porous and does not contain vugs or cavities; consequently it is not necessary to seal the samples.  The technician measures the weight of the core in air and then measures the volume of water displaced in a litre cylinder containing 500 millilitres of water.  After each measurement, water is added to the cylinder to maintain the 500 millilitre volume.  The specific gravity is calculated by dividing the weight by the volume.

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11.1.3 SECURITY

All samples are placed in plastic bags and stapled closed.  They are then packed in rice sacks and sealed with non-resealable security tape and or straps.  Packed samples are placed in secured storage by authorized personnel until ready for shipment.  Samples are then shipped to the laboratory with instructions to verify that the bags have been received in good condition, with all security straps intact, with no evidence of tampering

11.1.4 SPECIFIC GRAVITY

A representative piece of core from nearly every sample interval is marked by the geologist for a specific gravity measurement.  The material is not porous and does not contain vugs or cavities; consequently it is not necessary to seal the samples.  The technician measures the weight of the core in air and then measures the volume of water displaced in a litre cylinder containing 500 millilitres of water.  After each measurement, water is added to the cylinder to maintain the 500 millilitre volume.  The specific gravity is calculated by dividing the weight by the volume

A total of 2,459 bulk density measurements were made by Silver Spruce.  Based on these results a global bulk density of 2.7 t/m3 was used to convert volume to tonnage in the resource estimate.

11.2 JET

11.2.1 SAMPLE PREPARATION

Sections of core to be assayed for uranium were determined by the intensity of gamma radiation as measured by the down hole probe and an examination of the core using a hand-held scintillometer.  Core displaying alteration characteristic of potential vanadium mineralization or disseminated sulphide mineralization indicative of base metal mineralization was also sampled.  The length of each sample is typically 0.5 m but modified where required to accommodate variations in mineralization and geology to a maximum of 2 metres.

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Core samples were split in half using a rock splitter with two diamond-encrusted blades; one half of the sample was selected for analysis and one half returned to the core box and kept for reference.  Sections selected for duplicate analysis were split in half and then quartered.  Samples were assigned a sample tag with a predetermined sample number, which was recorded on the core box and on the sample bag for shipment.  The sample for assay was placed in a polyvinyl sample bag, the sample number written on the outside of the bag and a reference tag (sample tag) enclosed.  The top of the bag containing the sample was then folded and stapled shut.

The sealed core samples were placed in woven polypropylene “rice” bags along with any reference samples.  In addition to duplicate samples, three different reference standards and blank standards were used as part of the data verification process.  Prior to sealing the bags, each was scanned for gamma radiation using an Exploranium GR-110 G Portable Gamma Ray hand-held scintillometer.  As per regulations for the Transportation of Dangerous Goods Act, signage indicating “Excepted Package: Radioactive Material” was placed within each bag and all bags were labelled “UN2910” on the outside.  The samples were transported to the Activation Laboratories (Actlabs) facility in Goose Bay for sample preparation.  The pulps were then sent directly by the facility to the main laboratory in Ancaster, Ontario for analysis.

11.2.2 ANALYSIS

Analysis of the drill core was carried out by Activation Laboratories (ActLabs) at the Goose Bay sample preparation facility.  The pulps were shipped to the main laboratory at Ancaster Ontario.  Actlabs is a recognized laboratory that maintains internal QA/QC using standards, blanks and duplicates and is accredited under ISO/IEC 17025, which includes ISO 9001 and 9002 Certification.

Assay results from Actlabs were forwarded electronically to JET offices in Vancouver BC.  Final assay certificates are on file at JET’s office in Vancouver.

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Core samples were assayed using 5DU (DNC) for uranium and UT4, a TD-MS multi-element package with automatic vanadium FUS-ICP assays on samples with greater than 1000 ppm V.  Standards were analyzed using the 5DU (DNC) method and UT4.

11.2.3 SECURITY

JET personnel involved in the sampling process were monitored to ensure proper procedures were followed.  The individual samples were sealed and stapled and put into large bags and sealed for shipment by JET staff to the ActLabs prep facility in Goose Bay.  No JET staff were involved in the preparation or assaying processes.

11.2.4 SPECIFIC GRAVITY

Specific gravity measurements were taken on average every metre through zones of alteration and potential mineralization, coinciding where core was sampled for geochemical assays.  In total 569 measurements were taken by geotechnical personnel at approximately 1 m intervals on representative 6 cm to 20 cm sections of core. Each section of core was weighed in three different ways: dry (no water in sample), submerged in water and lastly, saturated surface dry (SSD, water fills pores in rock). Specific Gravity values were calculated using the following formula:
SG = weight in air\ (SSD weight-weight in water)
The specific gravity determinations for 2011 and 2012 holes at the Two Time zone ranged from 2.08 t/m3 up to 4.14 t/m3 and averaged 2.67 t/m3.

These results are considered to be within the limits of error compared to the 2.7 t/m3 used in the resource estimate.

Sundance concurs that the sampling methodology, security of the shipping procedures, sample preparation carried out by both Silver Spruce and JET, and analytical procedures carried out at Act Labs and Chemex are appropriate for the deposit being evaluated.

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12 DATA VERIFICATION

S. Wallis, President of Sundance Geological Ltd has visited the property several times since its acquisition in 2008 and most recently August 20-22, 2012.  During the visits he inspected drill hole sites, trenches and examined core from the Two Time Zone.  He also reviewed logging and sampling procedures.  During the drill programs in 2011 and 2012, Wallis reviewed the assay sheets, drill logs and database as an officer of the Company.  The methods used by Silver Spruce and JET meet industry best practices and no significant discrepancies were identified during the verification process.  The database is considered suitable for the estimation of Mineral Resources.

The rejects and pulps were stored in Goose Bay until the end of the program in 2012 but were then returned to the Armstrong camp and buried due to concern over the storage of radioactive material.

The 2011-2012 JET drill core is stored at the Armstrong camp.  Silver Spruce drill core from the Two Time Zone is stored at the old Silver Spruce camp on Kanairiktok River.

During a site visit in 2007, D. Ross of Scott Wilson RPA took four core samples for independent analysis (Ross, 2009).  The results confirmed the presence of uranium mineralization in the rocks analysed.

In July, 2007, Silver Spruce implemented a QA/QC program consisting of duplicate pulp samples submitted to a second laboratory and uranium analysis by an alternative method.  Results are discussed by Ross (2009) who indicated the overall correlation was acceptable.

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JET has an extensive QA/QC program in place using standards, blanks, pulp duplicates and core duplicates to monitor and assess the accuracy of analytical results and consistency of the reporting laboratory.  QA/QC procedures were designed to ensure that at least one standard, one blank and one field duplicate were inserted into the drill-sample stream for every 30 drill samples.  A field duplicate sample is an interval of drill core quarter split with both quarters sent for assay.  The sample blank material was prepared from a local siliceous siltstone with no uranium mineralization.  Standards used were certified uranium reference standards obtained from CANMET Mining and Mineral Sciences Laboratories.

The 2011 and 2012 blank samples all returned less than 2 ppm U.  The core duplicate results show good correlation with the exception of one outlier (Figure 12-1). Upon investigation, it is possible that this is the result of a data entry error since the geochemical signature of the core duplicate more closely resembles that of the previous sample in the stream rather than that of the next sample as was indicated in the drill database.

FIGURE 12-1 CORE DUPLICATES

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Three certified reference standards were used during the 2011 and 2012 drill programs.  The certified values for the standards are listed in Table 12-1 along with the summary statistics for analytical results from Jet Metal’s 2011 and 2012 drill programs.  All three standards show a slight positive bias relative to the certified values ranging from 1.8% for DL-1A, 2.6% for BL-4A up to 4.2% for BL-2A as shown in the following figures.

TABLE 12-1 STANDARDS
Standard Name	DL-1A	BL-2A	BL-4A
Certified Value U (ppm)	116	4260	1248
Certified Confidence Level (95%)	3	20	7
2011-2012 Statistics
Mean U (ppm)	118.1	4439.4	1280
Standard Error	0.7	15.2	4.4
Median	118	4435	1285
Mode	118	4530	1290
Standard Deviation	2.8	60.8	16.6
Sample Variance	8.1	3699.6	276.9
Kurtosis	1.7	-1.2	1.1
Skewness	-0.9	0.0	-1.1
Range	11	180	60
Minimum	111	4350	1240
Maximum	122	4530	1300
Sum	1771	71030	17920
Count	15	16	14
Confidence Level (95.0%)	1.6	32.4	9.6

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FIGURE 12-2 STANDARD DL-1A

FIGURE 12-3 STANDARD BL-2A

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FIGURE 12-4 STANDARD BL-4A

Sundance concurs that the QA/QC program is appropriate and that it confirms the data is acceptable to use in a Resource Estimate.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical test work has been completed on the Two Time Zone.

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14 MINERAL RESOURCE ESTIMATES

14.1 GENERAL STATEMENT

Scott Wilson RPA prepared an initial Mineral Resource estimate (Ross, 2009) for the Two Time Zone using drill hole data available as of February 4, 2008.  This includes drilling up to and including hole CMB-07-41.  The Two Time Zone drill hole database includes 44 diamond core holes totalling 11,196 metres and five surface trenches.  Sundance has reviewed the database and the methodology and accepts the resource estimate as stated below with an effective date of January 30, 2013.

At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8, containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8, containing 3.73 million pounds U3O8.

Since the resource was prepared, 3,561.4 m in 12 holes were completed on the property as described in section 10.  Although mineralization was extended down plunge and to the south and remains open in those directions, the resource blocks appear to have been cut-off at depth and the mineralization intercepted in the recent drilling appears to be one or more new lenses.  Using CAE Datamine Studio mining software, JET completed an internal verification audit on the current mineral resource estimate and Sundance determined that due to the grade and width of the recent intercepts, they would not materially affect the current resource statement.

There are no known relevant factors such as land title, environmental permitting, that would materially affect the Mineral Resource at this time.

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14.2 METHODOLGY

The following section is taken from Ross, 2009 and summarizes the methodology for the resource estimate.  Sundance has reviewed and accepted the data and methodology as described below.  Additional details are available in the report cited above.

The Two Time Zone is interpreted as a series of moderately dipping to steeply dipping lenses.  The overall mineralized zone measures nearly 500 metres along-strike, 300 metres down-dip, and has a strike of 345º with an overall plunge to the south.

A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models at a cut-off grade of 0.03% U3O8 and a minimum true thickness of four metres.  To facilitate continuity or to expand the lens to the minimum true thickness some material below 0.03% U3O8 has been reported as part of the Mineral Resource.  These criteria reflect a potential underground bulk-mining scenario.  High U3O8 grades were cut to 0.3% U3O8 prior to compositing to two metres.  A bulk density of 2.70 t/m3 was used.   Variogram parameters were interpreted from composited values and block model U3O8 grades within the wireframe models were estimated by ordinary kriging.  Classification into the Indicated and Inferred categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.  Definitions for resource categories used in this report are consistent with those defined by the Canadian Institute of Mining, Mining, Metallurgy and Petroleum (CIM) (2010) and adopted by NI 43-101.

A cut-off grade for reporting of Mineral Resources at the Two Time Zone was developed assuming potential production by an underground bulk-mining method.  The following economic assumptions were used to calculate an economic breakeven grade:
•	U3O8 price: US$65/lb
•	Operating cost: US$65/t
•	U3O8 recovery: 90%

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    Cut-off grade = Operating cost/ (Metal Price x Recovery)
= $65/t/ ($65/lb x 90%)
= 1.11 lb/t
= 0.050% U3O8

Scott Wilson RPA used 60% of this fully costed cut-off grade to estimate a marginal cut-off grade of 0.03% U3O8 for reporting of Mineral Resources.

Sundance notes that the current (Mar 31, 2015) long term price of uranium is US$49 based on analysts’ forecasts and the spot price at US$39.50. Several brokerages project the spot price to reach US$70 by 2018/2019 as demand increases with new reactors in China coming on stream and Japan restarting its reactors.

Scott Wilson RPA validated the block model based on visual inspection, volumetric comparison, swath plots, and a comparison of results using inverse distance-squared grade interpolation.  Scott Wilson RPA found:

•	Visual comparison on vertical section and plan views found good overall correlation between block grades and composite grades.

•
The estimated total volume of the wireframe models is 101,200 m3, while the volume of the block model at a 0.03% U3O8 cut-off is 100,300 m3.  The small difference in volume is due to Gemcom’s needling method that estimates the percentage of mineralization within each block.  Comparison on a lens-by-lens basis also found good correlation.

•
Scott Wilson RPA estimated the average grade of the Indicated Mineral Resources using inverse distance squared to be 0.057% U3O8.  This compares to the average grade of 0.058% U3O8 as estimated by kriging.  This difference is within acceptable limits.

•	Swath plots of block grades and composite grades by northing and elevation indicate appropriate grade estimation results within the block model

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300 Elev
200 Elev
100 Elev
0 Elev
CMB-07-39
CMB-07-41
CMB-06-03
CMB-06-05
CMB-07-06
CMB-07-13
CMB-07-12
0.03
0.04
0.03
0.03
0.04
0.12
0.10
0.05
0.04
0.06
0.04
Legend (U3O8%)
0.000 0.010
0.010 0.020
0.020 0.030
0.030 0.040
0.040 0.050
gt 0.050
500
600
-25 0 25 50
Metres

Figure 14-1

JET METAL

Two Time Zone

Vertical Section 10650N Showing Wireframe, Drilling, and Block Grades

June 2009, Scott Wilson RPA

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15 ADJACENT PROPERTIES

The uranium property of Aurora Energy Resources Inc., (Figure 4-1) now controlled by Paladin Energy Ltd., is located approximately 60 km ENE of JET’s CMB Project, and contains the historic Michelin Deposit, which was discovered by Brinex in 1968.  The property also hosts several other smaller deposits, including the Jacques Lake, Rainbow, Nash, Inda, and Gear deposits.

The host stratigraphy for the Michelin deposit is the Aillik Group (formerly referred to as the Upper Aillik Group) comprised of felsic volcanics and associated sedimentary rocks.  Locally, four units have been defined, starting with a basal arkosic sandstone, overlain by a sequence of well bedded felsic volcaniclastic siltstone and sandstone, which is in turn overlain conformably by red to maroon tuffaceous siltstone and sandstone.  The top unit which hosts the mineralization is comprised of a mixed felsic volcanic assemblage of lapilli tuff, ash-flow tuff and varied welded and non-welded porphyries.

The dominant style of uranium mineralization at the Michelin deposit consists of disseminated and/or clusters of very fine grained pitchblende grains.  Medium grained pyrite also appears to be spatially associated with the pitchblende and there is local hematization.  Subsequent to uranium emplacement, the deposit was affected by regional metamorphism and penetrative deformation, which occurred under greenschist to amphibolite facies conditions.

The Paladin News Release dated June, 26, 2014 reports the following Mineral Resources at an open pit cut-off of 0.025 % U3O8 and an underground cut-off of 0.05% U3O8:

•	A Measured Resource of 15.6 MT at a grade of 0.99% U3O8 containing 34.1 million pounds of uranium;
•	Indicated Resource of 21.9 MT at 1.04% U3O8 containing 50 million pounds of uranium; and

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•	Inferred Resource of 8.8 MT grading 1.2% U3O8 containing 22.9 million pounds of uranium.

The Moran Lake C-Zone, which was owned by JET during the period 2005 to 2013, is located approximately 15 kilometres southeast of the Two Time Zone.  The mineralization in the Upper C zone is hosted within the hematite- altered mafic volcanic rocks of the Joe Pond Formation, while mineralization in the Lower C zone is predominantly hosted within sandstone of the Heggart Lake Formation.  The zone also contains a significant vanadium resource associated with hematitic alteration of the mafic volcanics.  The property is now owned by the heirs of Lew Murphy, a recently deceased Newfoundland prospector.

The mineral resource estimate on the C-Zone, is stated in a 2010 Technical Report (Wallis, Sparkes and Giroux, 2010) as follows:
At a 0.015% U3O8 cut-off, the Indicated Resource is 6.9 MT at a grade of 0.034% U3O8 and 0.078% V2O5 containing 5.19 million pounds of uranium and 11.9 million pounds of Vanadium.  At the same cut-off the Inferred Mineral Resource is 8.5 MT at 0.028% U3O8 and 0.075% V2O5 containing 5.25 million pounds of uranium and 14.07 million pounds of vanadium.

Bayswater Uranium Resources controlled the Anna Lake Resource which contains a reported resource (Fraser and Giroux, 2009) at a cut-off of 0.015% U3O8 of 7.4 MT at a grade of 0.037% U3O8 containing 6.1 million pounds of uranium.  The uraninite mineralization is hosted by garnetiferous biotite schist.

Except for the Moran Lake C Zone, the information set out above is provided from third party sources.  Sundance has been unable to verify the information (except for the Moran Lake C Zone) and the information is not necessarily indicative of the mineralization on the CMB Project.

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16 OTHER RELEVANT DATA AND INFORMATION

16.1 ENVIRONMENTAL AND TITLE CONSIDERATIONS

The Two Time Zone is not subject to the terms of the Labrador Inuit Land Claims Agreement, dated January 22, 2005 which provides for the establishment of the Labrador Inuit Settlement Area (LISA) and Labrador Inuit Lands (LIL).

Outside of Labrador Inuit Lands, the surface title to land and all subsurface resources in the Labrador Inuit Settlement Area will remain with the Province.  A regional land use plan for the Labrador Inuit Settlement Area has been developed and is awaiting approval by the Nunatsiavut House of Assembly and the Province.

The CMB Project is affected by the Innu Nation Land Claims Area, which overlaps portions of the Labrador Inuit Settlement Area and Labrador Inuit Lands as set out in the Labrador Inuit Land Claims Agreement.  An Agreement-In-Principle was signed by the Innu Nation and both the Federal and Provincial Governments on November 18, 2011.  Negotiations continue on the details of the Agreement.  Land Use Permits from the Innu Government are required for all Exploration programs.

Portions of the claim block are located near the migration route of the George River Caribou Herd and extra caution must be exercised during the calving period (June 1 to 14) and post calving period (June 14 to July 15) to avoid disturbance to the herd.  Fortunately, the winter migration through the work area takes place during winter freeze-up (early November to mid-January) when no exploration activity is taking place.

Uranium exploration work on the CMB Project is carried out according to Jet Metal’s ‘Uranium Exploration Health, Safety and Environmental Protection Guidelines’.

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Area shown
N
Newfoundland and Labrador
Quebec
McGrath
Lake
Postville
Kaipokok
Bay
Adlavik
Bk
River
Big
West Micmac
Lake
River
Anna Lake
Michellin
018567M
019838M
Lake
Kaipokok
Ghost Lake
Michinappi Lake
Two-Time Zone
Moran Lake C-Zone
Otter
Lake
Nipishish
Lake
Significant Uranium Deposits
Current Jet Metal Claims
(Licence ID Labeled)
Jet Metal Claims at Jan 1, 2011
Inuit Lands
Labrador Inuit Lands
Labrador Inuit Settlement Area
Innu Lands
Labrador Innu Lands
Labrador Innu Settlement Area
JET METAL
0
10
20
Kilometers
Scale 1:600,000
April 7, 2015

Figure 16-1
CMB Project
Land Title Map

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17 INTERPRETATION AND CONCLUSIONS

Since the last Technical Report in 2009, 2,808.2 m in 12 holes were completed on the property as described in Section 10, Drilling.  The mineralization was extended down plunge and to the south and remains open in those directions.  Using CAE Datamine Studio mining software, JET completed an internal verification audit on the current mineral resource estimate and Sundance determined that due to the grade and width of the recent intercepts, they would not materially affect the current resource statement.

At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8, containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8, containing 3.73 million pounds U3O8.

The effective date of this Resource is January 30, 2013.  The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  JET is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

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18  RECOMMENDATIONS

Due to the current price of uranium and market conditions, no work is currently recommended on the property.  The renewal fees due in 2015 for the currently held ground are $17,950.  There is sufficient work completed on the Licence that contains the Mineral Resource to hold it until 2022.

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19 REFERENCES

Bayswater Uranium Ltd. 2009: Bayswater Uranium Corp. Bayswater Provides Resource Estimate for the Anna Lake Deposit, Central Mineral Belt, Labrador", Press Release, October 15, 2009).

Cunningham-Dunlop, I. and Lee, C.  2008:  Form 43-101F1 Technical Report, An Update of the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007.

Eaton, S.J. and Morgan, J.M., 2008. Exploration Assessment Report for the CMB Uranium Project, Central Labrador, Crosshair Unpublished Report.

Emslie, R.F., 1980: Geology and petrology of the Harp Lake Complex, central Labrador: an example of Elsonian magmatism. Geological Survey of Canada, Bulletin 293.

Ermanovics, I.F., 1979: Geology, Adlatok Bay-Florence Lake map-area, Labrador. Geological Survey of Canada, Open File 580.

Ermanovics, I. F., 1993: Geology of the Hopedale Block, southern Nain Province, and the adjacent Proterozoic terranes, Labrador, Newfoundland, Geological Survey of Canada, Memoir 431.

Ermanovics, I.F., and Korstgaard, J.A., 1981: Geology of Hopedale block and adjacent area, Labrador Report3. In Current Research, Part A, Geological Survey of Canada, Paper 81-1A, pages 69-76.

Ermanovics, I.F., and Raudsepp, M., 1979a: Geology of the Hopedale Block of eastern Nain Province, Labrador. Geological Survey of Canada, Paper 79-1B, pages 341-348.

Ermanovics, I.F., and Raudesepp, M., 1979b: Adlatok Bay-Florence Lake map-area (parts of 13N/1, 2 and 13K/15). Geological Survey of Canada, Open File 580.

Evans, D., 1980:  Geology and petrochemistry of the Kitts and Michelin Uranium deposits and related prospects, Central Mineral Belt, Labrador. Unpublished Ph.D. thesis, Queen’s University, Kingston, Ontario.

Fahrig, W.F., 1959: Snegamook Lake, west half. Geological Survey of Canada, Map 1079A.

Fox, Doris, 2012: 2011 Annual Report, CMB-JV Uranium-Vanadium Project Labrador, Canada. Prepared for Crosshair Energy Corp. Unpublished

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Fox, Doris, and Wallis, Stewart: 2012. Assessment Report, CMB_JV Project, Drilling and prospecting. Licences 11834M, 11835M, 12618M, 18567M, 18131M Crosshair
Exploration and Mining Corp.

Fox, Doris, and Steele, Lindsay, 2012. Assessment Report, CMB_JV Project, Drilling and prospecting. Licences 18567M, 18131M, 16820M, 16821M, 18130M. Crosshair Exploration and Mining Corp.

Fraser, D., and Giroux, G., 2009: Technical report on Anna Lake uranium project, CMB, Labrador, Canada. Prepared for Bayswater Uranium Corp.

Gandhi, S.S.,	1978: Geological setting and genetic aspects of uranium occurrences in the Kaipokok Bay-Big river area, Labrador. Economic Geology, Volume 73, pages 1492-1522.

Giroux, Gary H., Morgan, Jeffery A., 2008: Technical Report on the Central Mineral Belt (CBM) Property. NI 43-101 Technical Report (filed at www.sedar.com)

Gower, C. F., Flanagan, M. J. Kerr, A. and Bailey, D. G., 1982:  Geology of the Kaipokok Bay-Big River Area, Central Mineral Belt, Labrador, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 82–7.

Kerr, A., 1986:  Plutonic rocks of the eastern Central Mineral Belt, Labrador: General geology and description of regional granitoid units. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1, pages 89-100.

Kerr, A., 1987:  Plutonic rocks of the eastern Central Mineral Belt, Labrador: Lithogeochemical patterns and the identification of potential specialized granitoids. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 87-1, pages 161-181.

Kerr, A., 1988:  Geochemical characteristics and mineral potential of specialized granitoid plutons in the Trans-Labrador Batholith, Eastern Labrador. In Current Research, Newfoundland Department of Mines, Mineral Development Division, Report 88-1, pages 15-36.

Kerr, A., 1989:  Early Proterozoic granitoid magmatism and crustal evolution in the Makkovik Province of Labrador:  A geochemical and isotope study. Unpublished Ph.D. thesis, Memorial University of Newfoundland.

Kerr, A., 1994:  Early Proterozoic magmatic suites of the eastern Central Mineral Belt (Makkovik Province), Labrador: Geology, geochemistry and mineral potential. Newfoundland Department of Mines and Energy, Geological Survey, Report 94-3.

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Kerr, A., Krogh, T. E., Corfu, F., Scharer, U., Gandhi, S. S. and Kwok, Y. Y., 1992:  Episodic Early Proterozoic granitoid plutonism in the Makkovik Province, Labrador: U-Pb geochronological data and geological implications. Canadian Journal of Earth Sciences, Volume 29, pages1166–1179.

Kontak, D.J., 1980: Geology, geochronology and uranium mineralization in the Central Mineral Belt of Labrador, Canada. Unpublished M.Sc. Thesis, University of Alberta, Edmonton.

Korstgård, J. & Ermanovics, I., 1985:  Tectonic evolution of the Hopedale Block and the adjacent Makkovik Subprovince, Labrador, Newfoundland. In Evolution of Archean Supracrustal Sequences, Geological Association of Canada, Special Paper 28, pages 223–237.

Marten, B.E., 1977: The relationship between the Aillik Group and the Hopedale Gneiss Kaipokok Bay, Labrador. Unpublished Ph.D. thesis, Memorial University of Newfoundland.

Marten, B.E. and Smyth, W.R., 1975:  Uranium potential of the basal unconformity of the Seal Lake Group, Labrador. In Report of Activities. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 75-1, pages 106-115.

Paladin Energy Ltd. June 26, 2014. News Release: Michelin Uranium Deposit, Labrador, Updated Mineral Resource.

Ross, D.A., 2008: Technical Report on the CMBNW Property, Labrador, Canada. NI 43-101 report filed on SEDAR prepared for Silver Spruce Resource and Universal Uranium Ltd.

Ross, D.A. 2009: Technical Report on the CMBNW Property, Labrador, Canada. Prepared for Crosshair Exploration and Silver Spruce Resources Inc.

Ryan, A. B., 1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland Department of Mines and Energy, Mineral Development Division, Memoir 3.

Ryan, A. B. and Kay, A., 1982:  Basment-cover relationships and plutonic rocks in the Makkovik subprovince, north of Postville, coastal Labrador. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 82–1, pages 109–121.

Ryan, A. B., Kay, A. and Ermanovics, I., 1983:  The geology of the Makkovik Subprovince between Kaipokok Bay and Bay of Islands, Labrador, Newfoundland Department of Mines and Energy, Mineral Development Division, Maps 83-38 and 83-41.

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Stockwell, C.H., 1961: Structural provinces, orogenies and time-classification of rocks of the Canadian Precambrian Shield. Geological Survey of Canada, Paper 61-17, pages 108-118.

Smyth, W.R., Marten, B.E. and Ryan, A.B., 1978:  A major Aphebian-Helikian unconformity within the Central Mineral Belt of Labrador: Definition of new groups and metallogenic implications. Canadian Journal of Earth Sciences, Volume 15, pages 1954–1966.

Smyth, W.R. and Ryan, A.B., 1977:  Geological setting of the Moran Lake uranium showings, Central Mineral Belt, Labrador. In Report of Activities. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 77-1, pages 57-62.

Sparkes, G.W, and Kerr, A., 2008:  Diverse styles of uranium mineralization in the Central Mineral Belt of Labrador: An overview and preliminary discussion. Current Research (2008), Newfoundland and Labrador Department of Natural Resources Geological Survey, Report 08-1, pages 193-227.

Wallis, Stewart, and Sparkes, Barry, 2010: CMBJV Assessment Report for Licences 18131M 18016M, 18130M, 16821M, 16820M. Crosshair Exploration and Mining

Wallis, C., Stewart, Sparkes, B, and Giroux, G.H., 2011: Technical Report on the Central Mineral Belt (CMB) Uranium-Vanadium Project, Labrador, Canada. Filed on Sedar.

Taylor, F.C., 1971: A revision of Precambrian structural provinces in northeastern Quebec and northern Labrador. Canadian Journal of Earth Sciences, Volume 8, pages 579-585.

Taylor, F.C., 1975: Geology of the Makkovik area. Geological Survey of Canada, Map 1444A.

Taylor, F.C., 1978: Geology of the Hopedale area, Labrador; 1:25000 scale. Geological Survey of Canada, Map 1443A.

Wardle, R.J., 2005: Uranium in Labrador. Newfoundland and Labrador Department of Natural Resources, commodity series report 5.

Wardle, R.J. and Bailey, D.G., 1981: Early Proterozoic sequences in Labrador. In Proterozoic Basins of Canada. Edited by F.H.A. Campbell. Geological Survey of Canada, Paper 81-10, pages 331-359.

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Williams, F.M.G., 1967. Snegamook Lake map-area, Labrador. Geological Survey of Canada, Paper 67-1, Part A, pages 195-196.

Williams, F.M.G., 1970: Snegamook Lake (east half), Labrador. Geological Survey of Canada, Open File Report 42.

Wilton, D.H.C., 1996:  Metallogeny of the Central Mineral Belt and adjacent Archean basement, Labrador, Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey, Mineral Resource Report 8, 178 pages.

Hertel, M. P.Geo., Podhorski-Thomas, M. P.Eng., Durston, K. P.Geo., Edwards, C. P.Eng. and Allard, S. P.Eng., August 2009: NI 43-101 Technical Report, Michelin Uranium Project, Labrador, Canada. 221 pages.

McKenzie, W.L. May 1977a: Diamond Drilling Report; Central Mineral Belt Project, Moran Property–B1 Zone. Unpublished report for Shell Canada Resources Ltd.

McKenzie, W.L. December 1977b: Central Mineral Belt Project, Report on Exploration 1977. Unpublished report for Shell Canada Resources Ltd.

Morgan, Jeffrey A. And Giroux, Gary H., July 2008: Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada.  Report for Crosshair Exploration & Mining Corp.  237 pages.  Filed on Sedar.

Roscoe, W.E. and Cook R.B. November7, 2005: Report on the Moran Lake Uranium Property, Central Mineral Belt Newfoundland and Labrador, Canada. Report for Crosshair Exploration and Mining Corp. Filed on Sedar.

Ross, D.A. 2008: Technical Report on the CMBNW Property, Labrador, Canada. Prepared for Silver Spruce Resources and Universal Uranium Ltd. 99 pages.

Ross, K. 2007: Petrographic Study of the Moran Lake Deposit, Upper C Zone, CMB Uranium Project, Labrador, unpublished report. 38 pages.

Ryan, A.B. 1981: Volcanism, sedimentation, plutonism and Grenville deformation in the
Helikian basins of Central Labrador. In Proterozoic Basins in Canada. Edited by F.H.
A. Campbell. GSC Paper 81-10, pp 361-378.

Ryan, Bruce, 1984: Regional Geology of the Central Part of the Central Mineral Belt, Labrador. Mineral Development Division, Department of Mines and Energy, Government of Newfoundland and Labrador, Memoir 3.

Setterfield, T. and Tykajlo, R. December 2003: 2003 (First Year) Assessment report of airborne gravity and magnetic surveying on Licences 9387M, 9388M, 9390M and 9391M, Bruce River Property of Monster Copper Resources Inc, NTS 13K/07 and 13K/10, Central Labrador. Unpublished report, Monster Copper Resources Inc. [GSB# 013K/276]

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Sparkes, Barry, P. Geo, 2010: Exploration Assessment Report for Eight Year (11833M,    Eighth Year (11833M, 11834M, 11835M), Seventh Year (09781M, 09783M), Sixth Year (10367M, 10368M), Fifth Year (10715M, 17564M, 17565M, 17566M, 17581M, 17569M, 11395M, 12616M, 12617M, 12618M), Fourth Year (11770M), Third Year (13427M, 13634M, 13635M), Second Year (14515M). CMB Project.

Sparkes, G.W. and Kerr, A., 2008.  Diverse Styles of Uranium Mineralization in the Central Mineral Belt of Labrador: An Overview and Preliminary Discussion.  In Current Research, Newfoundland and Labrador Department of Natural Resources, Geological Survey Report 08-1, pages 193-227.

Wardle, R.J. 2005: Uranium in Labrador. Department of Natural Resources, Government of Newfoundland and Labrador.

Wardle, R.J., Rivers, T., Gower, C.F., Nunn, G. and Thomas, A 1986: The northeastern Grenville Province: New Insights. In The Grenville Province. Edited by J.M. Moore, A. Davidson and A.J. Baer. GAC Special Paper 31, pp13-30.

Wilton, Derek H. C. 2008: Report on the SEM-MLA Analysis of Five Uranium –Bearing Polished Thin Sections from the Moran C Zone, unpublished report, 8 pages.

Wilton, Derek H. C. 2010:  Report on the Petrography and SEM-MLA Analysis of Vanadium–Bearing drill core samples from the Crosshair Exploration and Mining Corp. CMB property, unpublished report, 38 pages.

Wilton, Derek H. C. 1996: Metallogeny of the Central Mineral Belt and Adjacent Archean Basement, Labrador. Department of Mines and Energy, Geological Survey, Government of Newfoundland and Labrador; Mineral Resource Report 8.

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20 SIGNATURE PAGE

This report titled “Technical Report on the Central Mineral Belt (CMB), Property, Labrador”, dated April 16, 2015, with an effective date of January 30, 2013, was prepared by and signed by the following author:

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21 CERTIFICATE OF QUALIFICATIONS

C. STEWART WALLIS

I, C. Stewart Wallis, P. Geo., President of Sundance Geological Ltd. with offices at 1419-133A Street Surrey BC V4A 6A2, certify that:

1.	I am a graduate of McMaster University, Hamilton, Canada, in 1967 with a Bachelor of Science degree in Geology.

2.
I am registered as a Professional Geologist in the Province of British Columbia (Reg. #27372).  I have worked as a geologist for over 40 years since my graduation.  My relevant experience for the purpose of this Technical Report includes the authorship of numerous Technical Reports on uranium properties throughout the world since 2005.  I have co-authored reports on Labrador uranium properties and I have audited resource statements, including those for uranium, for over 20 years.

3.
I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI43-101.

4.	I have visited the property several times since 2008, most recently August 20-22, 2012.

5.	I am responsible for all sections of the Technical Report.

6.	I am not independent of the Issuer as I am currently a director the Company and hold shares in the company.

7.	I have been involved with exploration on the Property that is the subject of the Technical Report since its acquisition in 2008.

8.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

[Missing Graphic Reference]
9.
To the best of my knowledge, information, and belief, as of the date of this certificate, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

JET METAL CORP. CMB PROPERTY
Technical Report April 16 2015